Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Genworth Financial, Inc.

Plan Administrator and Participants

Genworth Financial, Inc. Retirement and Savings Plan:

We consent to the incorporation by reference in the registration statement No. 333-127474 on Form S-8 of Genworth Financial, Inc. of our report dated June 25, 2008, with respect to the statements of assets available for plan benefits of the Genworth Financial, Inc. Retirement and Savings Plan as of December 31, 2007 and 2006, the related statement of changes in assets available for plan benefits for the year ended December 31, 2007, the supplemental schedule of assets (held at end of year) as of December 31, 2007, and the supplemental schedule of reportable transactions for the year ended December 31, 2007, which report appears in the December 31, 2007 Annual Report on Form 11-K of the Genworth Financial, Inc. Retirement and Savings Plan.

/s/ KPMG LLP

Richmond, Virginia

June 26, 2008